Filed Pursuant to Rule 424(b)(3)

 Registration No. 333-251282

Prospectus Supplement No. 10

(To Prospectus dated December 22, 2020, as amended by

Prospectus Supplement No. 1 dated December 28, 2020,

Prospectus Supplement No. 2 dated December 30, 2020,

Prospectus Supplement No. 3 dated January 4, 2021,

Prospectus Supplement No. 4 dated January 5, 2021

Prospectus Supplement No. 5 dated January 6, 2021

Prospectus Supplement No. 6 dated January 7, 2021

Prospectus Supplement No. 7 dated January 15, 2021

Prospectus Supplement No. 8 dated January 15, 2021 and

Prospectus Supplement No. 9 dated January 19, 2021)

ASHFORD HOSPITALITY TRUST, INC.

This is Prospectus Supplement No. 10 (this “Prospectus Supplement”) to our Prospectus, dated December 22, 2020, as amended by Prospectus Supplement No. 1, dated December 28, 2020, Prospectus Supplement No. 2, dated December 30, 2020, Prospectus Supplement No. 3, dated January 4, 2021, Prospectus Supplement No. 4, dated January 5, 2021, Prospectus Supplement No. 5, dated January 6, 2021, Prospectus Supplement No. 6, dated January 7, 2021, Prospectus Supplement No. 7, dated January 15, 2021, Prospectus Supplement No. 8, dated January 15, 2021, and Prospectus Supplement No. 9, dated January 19, 2021 (as amended, the “Prospectus”), relating to the offer and sale of up to 10,598,099 shares of common stock, par value $0.01 (“Common Stock”), of Ashford Hospitality Trust, Inc. (the “Company”), by Lincoln Park Capital Fund, LLC (“Lincoln Park”). Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

We have attached to this Prospectus Supplement our current report on Form 8-K filed January 19, 2021. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 19, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 19, 2021

ASHFORD HOSPITALITY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-31775	86-1062192
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

14185 Dallas Parkway, Suite 1100 Dallas, Texas	75254
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (972) 490-9600

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AHT	New York Stock Exchange
Preferred Stock, Series D	AHT-PD	New York Stock Exchange
Preferred Stock, Series F	AHT-PF	New York Stock Exchange
Preferred Stock, Series G	AHT-PG	New York Stock Exchange
Preferred Stock, Series H	AHT-PH	New York Stock Exchange
Preferred Stock, Series I	AHT-PI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On January 19, 2021, Ashford Hospitality Trust, Inc. (the “Company”) issued a press release announcing that the Company filed suit on January 19, 2021 in the United States District Court for the Northern District of Texas, Dallas Division, against Cygnus Capital, Inc. and its affiliates (collectively, “Cygnus”), ThornTree Capital and its affiliates, an individual shareholder and each of Cygnus’ proposed director nominees.  A copy of the press release is furnished herewith as Exhibit 99.1.

The information in this Current Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits

Exhibit No.	Description
99.1	Press release, dated January 19, 2021.
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHFORD HOSPITALITY TRUST, INC.

	By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel & Secretary

Date: January 19, 2021

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Exhibit 99.1

Contact:	Deric Eubanks	Jordan Jennings	Joseph Calabrese
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3772

Ashford Hospitality Trust Files Lawsuit

against Cygnus Capital to prevent unlawful proxy contest and continuing violations of federal securities laws

Suit seeks to protect Ashford Trust’s stockholders from Cygnus’ attempts to seize control of the
Company’s Board

Alleges Cygnus failed to disclose formation of a secret stockholder group and its true plans and intentions for the Company in an effort to mislead Ashford Trust and its stockholders

DALLAS, January 19, 2021 – Ashford Hospitality Trust, Inc. (NYSE: AHT) (“Ashford Trust” or the “Company”) today announced that it has filed a lawsuit in the United States District Court for the Northern District of Texas, Dallas Division, against Cygnus Capital, Inc. (together with its affiliates, “Cygnus”) as well as ThornTree Capital (together with its affiliates, “ThornTree”), an individual stockholder and each of Cygnus’ purported director nominees. The suit seeks to prevent Cygnus from waging what the Company believes is an illegal proxy contest to seize control of the Board of Directors of Ashford Trust (the “Board”) during a challenging moment in time for the Company and the hospitality industry as a result of the COVID-19 pandemic.

Kamal Jafarnia,Chairperson of the Board’s Nominating and Corporate Governance Committee, said: “We do not make this decision lightly, but REIT ownership rules exist for a reason. Not only is Cygnus attempting an improper takeover in the middle of the worst operating environment for hospitality in history, but we believe they explicitly violated both the company’s charter and securities laws. As a result, we are compelled to take this step to protect all Ashford Trust shareholders from Cygnus proceeding with an unlawful proxy contest and continuing violations of securities laws.”

Through its complaint, the Company asserts that Cygnus violated federal securities laws by failing to disclose the formation of a secret stockholder group which purchased significant amounts of Ashford Trust shares. Cygnus, along with their co-defendants ThornTree and an individual stockholder, collectively acquired 3,164,998 shares of Ashford Trust’s stock, amounting to approximately 21% ownership of the Company at the time of the acquisition of shares in November 2020. The complaint asserts that the defendants, who share close family and business ties, have acted together, including by coordinating purchases of Ashford Trust’s stock in violation of federal securities laws. The individual stockholder is the Cygnus CEO’s mother-in-law, who acquired an ownership stake of approximately 4% of the Company’s shares as of November 2020. At the same time, ThornTree, whose Chief Investment Officer has a 20-year business relationship with the Cygnus CEO, including once co-founding a business together, acquired an ownership stake of approximately 7% of the Company’s shares. The complaint alleges that the formation of this secret stockholder group violated federal securities laws and the ownership limitations in the Company’s charter, which are meant to preserve the Company’s REIT status. In bringing this action, the Company is also seeking to protect the Company’s REIT status, which is important to the tax position of the Company’s investors.

The Company further asserts in its complaint that Cygnus has failed to provide adequate disclosure regarding its plans for the Company if Cygnus’ scheme to take control of Ashford Trust’s Board were to succeed. Prior to launching a proxy contest, Cygnus made public statements urging the Company to explore numerous transactions, including some that would potentially garner Cygnus a quick profit on its investment, without regard to their overall soundness for the Company and its stockholders. However, in its purported nomination notice, Cygnus and its nominees claimed to have no plans or proposals for the Company should they seize control.

The Company also asserts in its complaint that Cygnus’ notice of shareholder nomination is deficient because it contains numerous material misstatements, inaccuracies, and omissions, including the non-disclosure of the secret shareholder group and Cygnus’ plans for the Company.

The complaint seeks declaratory and injunctive relief in order to prevent Cygnus from proceeding with an unlawful proxy contest and continuing violations of federal securities laws.

Company Actions to Enhance Long-Term Performance and Stockholder Value

Ashford Trust’s Board and management team remain fully committed to maximizing long-term stockholder value. The Company is focused on navigating through the continued challenges of the pandemic and has successfully taken steps to strengthen its balance sheet and improve long-term performance. Recently, the Company negotiated forbearance agreements on the vast majority of its property level debt, converted over 30% of its outstanding preferred shares into common shares at values below par, and raised up to $450 million of financing to provide substantial capital and ample liquidity for Ashford Trust to capitalize on the upcoming recovery in the hospitality industry. The Company has also instituted innovative operating strategies at its hotels to increase profitability and productivity, which will position Ashford Trust  for accelerated operating performance as the hospitality industry recovers. The Company currently anticipates that, once it returns to comparable pre-pandemic revenue levels, it should achieve improvements in operating margins of 300 basis points or more.

Ashford Trust has retained Cadwalader, Wickersham & Taft LLP as legal counsel on this matter.

Media Contact:

Edelman on behalf of Ashford Hospitality Trust

AHT@edelman.com

* * * * *

Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing predominantly in upper upscale, full-service hotels.

Ashford has created an Ashford App for the hospitality REIT investor community. The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Forward-Looking Statements

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, among others, statements about the Company’s strategy and future plans. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Trust’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the impact of the novel strain of coronavirus (COVID-19) on our business; the ability of the Company’s advisor, Ashford Inc., to continue as a going concern; the timing and outcome of the Securities and Exchange Commission’s (the “SEC’s”) investigation; our ability to meet the NYSE continued listing standards; our ability to repay, refinance or restructure our debt and the debt of certain of our subsidiaries; general volatility of the capital markets and the market price of our common stock and preferred stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release. Investors should not place undue reliance on these forward-looking statements. We will not publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise except to the extent required by law.

Important Information

Ashford Trust intends to file a proxy statement and associated proxy card in connection with the solicitation of proxies for the Company’s 2021 Annual Meeting of Stockholders with the SEC. Details concerning the nominees of the Company’s Board of Directors for election at the 2021 Annual Meeting will be included in Ashford Trust’s proxy statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY’S PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain a copy of the proxy statement and other documents filed by the Company free of charge from the SEC’s website, www.sec.gov. The Company’s stockholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant filed documents by directing a request by mail to Ashford Hospitality Trust, Inc. Attn: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, by contacting the Company’s proxy solicitor, Morrow Sodali, toll-free at 212-300-2470 or from the investor relations section of the Company’s website at www.ahtreit.com.

Participants in the Solicitation

The Company, its directors and certain of its executive officers will be deemed participants in the solicitation of proxies from stockholders in respect of the 2021 Annual Meeting of Stockholders. Information regarding the direct and indirect interests, by security holdings or otherwise of the Company’s directors and executive officers is set forth in the Company’s definitive proxy statement for the 2020 Special Meeting of Stockholders (the “2020 Special Meeting”) filed with the SEC on September 10, 2020. To the extent that such participants’ holdings in the Company’s securities have changed since the filing of the proxy statement for the 2020 Special Meeting, such changes have been set forth on Initial Statements of Beneficial Ownership on Form 3 and Statements of Change in Ownership on Form 4. Updated information regarding the identities of the participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Company’s proxy statement in connection with the 2021 Annual Meeting of Stockholders and other relevant documents to be filed with the SEC. Stockholders may obtain a free copy of the proxy statement, any amendments or supplements to the proxy statement and any other documents that the Company files with the SEC at the SEC’s website at www.sec.gov or the Company’s website at www.ahtreit.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

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